

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Daniel Scavilla
Chief Executive Officer and President
Globus Medical, Inc.
2560 General Armistead Avenue
Audubon, PA 19403-5214

      Re: Globus Medical, Inc.
            Registration Statement on Form S-4
            Filed March 13, 2023
            File No. 333-270482

Dear Daniel Scavilla:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Industrial Applications and Services

cc: Jennifer Porter, Esq.